UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2022 First Quarter Preliminary Operating Results

On April 22, 2022, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2022. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2022	4Q 2021	% Change Increase (Decrease) (Q to Q)	1Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	20,662,441	12,618,343	63.75	17,584,415	17.50
	Cumulative	20,662,441	58,917,647	—	17,584,415	17.50
Net operating profit	Specified Quarter	1,901,839	889,540	113.80	1,746,826	8.87
	Cumulative	1,901,839	6,097,617	—	1,746,826	8.87
Profit before income tax	Specified Quarter	1,909,404	845,184	125.92	1,786,430	6.88
	Cumulative	1,909,404	6,081,606	—	1,786,430	6.88
Profit for the period	Specified Quarter	1,464,119	586,130	149.79	1,285,160	13.93
	Cumulative	1,464,119	4,384,381	—	1,285,160	13.93
Profit attributable to shareholders of the parent company	Specified Quarter	1,453,157	637,128	128.08	1,270,015	14.42
	Cumulative	1,453,157	4,409,543	—	1,270,015	14.42

Note:	1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.
	2)	KB Financial Group adopted accounting policies to reflect the application of K-IFRS 1019 (Employee Benefits) from the third quarter of fiscal year 2021. However, please note the figures for the periods prior to the third quarter of fiscal year 2021 have not been restated retrospectively.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2022	4Q 2021	% Change Increase (Decrease) (Q to Q)	1Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	9,929,905	5,127,017	93.68	8,417,048	17.97
	Cumulative	9,929,905	26,536,995	—	8,417,048	17.97
Net operating profit	Specified Quarter	1,211,696	505,623	139.64	951,383	27.36
	Cumulative	1,211,696	3,513,993	—	951,383	27.36
Profit before income tax	Specified Quarter	1,215,441	485,831	150.18	971,265	25.14
	Cumulative	1,215,441	3,491,544	—	971,265	25.14
Profit for the period	Specified Quarter	974,526	338,454	187.93	690,567	41.12
	Cumulative	974,526	2,538,029	—	690,567	41.12
Profit attributable to shareholders of the parent company	Specified Quarter	977,275	390,444	150.30	688,493	41.94
	Cumulative	977,275	2,590,764	—	688,493	41.94

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2022	4Q 2021	% Change Increase (Decrease) (Q to Q)	1Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,529,216	1,626,032	178.54	2,966,708	52.67
	Cumulative	4,529,216	8,549,550	—	2,966,708	52.67
Net operating profit	Specified Quarter	151,113	91,763	64.68	289,664	(47.83)
	Cumulative	151,113	821,274	—	289,664	(47.83)
Profit before income tax	Specified Quarter	161,967	69,979	131.45	296,770	(45.42)
	Cumulative	161,967	818,044	—	296,770	(45.42)
Profit for the period	Specified Quarter	115,910	52,843	119.35	222,480	(47.90)
	Cumulative	115,910	600,291	—	222,480	(47.90)
Profit attributable to shareholders of the parent company	Specified Quarter	115,715	52,922	118.65	222,473	(47.99)
	Cumulative	115,715	600,439	—	222,473	(47.99)

Notes:	1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2022 first quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.
	2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 22, 2022	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer